Wilson Sonsini Goodrich & Rosati

Professional Corporation

Two Fountain Square, Reston Town Center

11921 Freedom Drive, Suite 600

Reston, Virginia 20190

(703) 734-3100 telephone

(703) 734-3199 telecopy

May 9, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention: Mr.	Jeffrey P. Riedler

Ms. Sonia Barros

Ms. Suzanne Hayes

Ms. Tabitha Akins

Mr. Oscar Young

Re:	Luna Innovations Incorporated

Registration Statement on Form S-1 (File No. 333-131764)

Initially filed on February 10, 2006

Amendment No. 2 filed on April 10, 2006

Amendment No. 3 filed on April 28, 2006

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”) we are transmitting for filing Amendment No. 4 to the above referenced registration statement (“Amendment No. 4”). We are also submitting with Amendment No. 4 the Company’s response (the “Company Response”) to the comments from the staff of the Securities and Exchange Commission received by letter dated May 8, 2006.

For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 4, as well as supplemental copies of the Company Response.

Please direct any questions or comments regarding Amendment No. 4 and the Company Response to me at (703) 734-3106.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Trevor J. Chaplick

Trevor J. Chaplick